[Bridgewater Bancshares, Inc. Letterhead]

April 2, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  David Gessert

Re:       Bridgewater Bancshares, Inc.

Request for Acceleration of Effectiveness of Form S-3

SEC File No. 333-230533 (“Registration Statement”)

Dear Mr. Gessert:

On behalf of Bridgewater Bancshares, Inc.,  as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 3:00 p.m. (Washington, D.C. time),  or as soon as practicable thereafter,  on Thursday, April 4, 2019.

Feel free to telephone Joseph T. Ceithaml of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5143 with any questions or comments.

Very truly yours,

Bridgewater Bancshares, Inc.

/s/ Jerry Baack
Jerry Baack
Chairman, Chief Executive Officer and President